EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 28, 2003
Fixed charges:
Interest expense	$50
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	13
Estimated interest portion of rents	14
Total fixed charges	$77

Income:
Income from operations before income taxes and distributions on preferred securities of subsidiary trusts	$209
Eliminate equity in undistributed pre-tax income of Textron Finance	(14)
Fixed charges *	64
Adjusted income	$259

Ratio of income to fixed charges	3.36

*    Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.